UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

First Northwest Bancorp

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

335834 107

(CUSIP Number)

Jan Simon, Executive Director

First Federal Community Foundation

105 West 8th Street

Port Angeles, WA 98362

Tel: (360) 417-3112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS First Federal Community Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
603,423
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
603,423
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
603,423
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 335834 107

Item 1. Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (“Common Stock”), of First Northwest Bancorp (the “Issuer”). The address of the Issuer’s principal executive offices is 105 West 8th Street, Port Angeles, Washington 98362.

Item 2. Identity and Background.

This statement is being filed by the First Federal Community Foundation, a Washington not-for-profit corporation, which is referred to in this Schedule 13D/A as the “Reporting Person.” The Reporting Person’s business address is 105 West 8th Street, Port Angeles, Washington 98362.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No consideration was paid for the Reporting Person’s acquisition of the Common Stock. The Issuer established the Reporting Person as a charitable foundation in order to further its commitment to the local community. The Common Stock was contributed to the Reporting Person as part of the Issuer’s sale of Common Stock to the public.

Item 4. Purpose of Transaction.

The Common Stock was contributed to the Reporting Person in order to enable it to provide funding to support charitable causes and community development activities in the market areas where First Federal Savings and Loan Association of Port Angeles (“First Federal”), the financial institution subsidiary of the Issuer, has full service branches. This support includes, but is not limited to, supporting capital projects providing valuable community benefits, facilitating economic development or enhancing availability of affordable housing. The Reporting Person generally makes donations and grants in the communities served by First Federal’s full service branches. Since January 29, 2015, the Reporting Person has made periodic sales of shares of the Common Stock totaling 329,937 shares through the date of this Schedule 13D/A to fund its charitable activities.

Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may continue to alter its holdings in the Common Stock through open market sales, open market purchases, or privately negotiated transactions. The Reporting Person evaluates its holdings in the Issuer’s Common Stock on an ongoing basis.

The Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated hereinabove.

CUSIP No. 335834 107

Item 5. Interest in Securities of the Issuer.

The percentages used in this Schedule 13D/A are calculated based on the Issuer’s 10,200,745 shares of outstanding Common Stock as of March 12, 2021.

(a)	The Reporting Person has beneficial ownership (as defined in Rule 13d-3) of 603,423 shares, or 5.9%, of the Issuer’s Common Stock.

(b)	The Reporting Person has sole voting power and sole investment power over the 603,423 shares of Common Stock reported above as beneficially owned by it.

(c)	Other than the following dispositions of an aggregate of 20,587 shares of Issuer’s Common Stock, the Reporting Person has not acquired or sold any other shares of the Issuer’s Common Stock in the 60 days preceding the date of this Schedule 13D/A:

Date of Sale	Number of Shares	Weighted Average Stock Price	Name and Address of Broker
March 10, 2021	7,000	$17.86(1)	Charles Schwab & Co., Inc. 211 Main Street San Francisco, CA 94105
March 11, 2021	7,000	$17.81(2)
March 12, 2021	6,587	$17.81(3)

(1)	Shares were sold in multiple transactions with prices ranging from $17.43 to $17.99 per share, resulting in a weighted average price of $17.86. Upon request, the Reporting Person will provide to Issuer, the Commission staff or a security holder of the Issuer the number of shares sold and the sale price for each separate transaction.

(2)	Shares were sold in multiple transactions with prices ranging from $17.81 to $18.17 per share, resulting in a weighted average price of $17.81. Upon request, the reporting person will provide to Issuer, the Commission staff or a security holder of the Issuer the number of shares sold and the sale price for each separate transaction.

(3)	Shares were sold in multiple transactions with prices ranging from $17.75 to $17.88 per share, resulting in a weighted average price of $17.81. Upon request, the reporting person will provide to Issuer, the Commission staff or a security holder of the Issuer the number of shares sold and the sale price for each separate transaction.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 335834 107

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person’s Articles of Incorporation contain a provision that requires the Reporting Person’s directors to vote any shares of the Issuer owned or controlled by the Reporting Person in the same ratio as all other shares voted on each proposal submitted to a vote of the shareholders of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 335834 107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2021	FIRST FEDERAL COMMUNITY FOUNDATION

/s/ Jan Simon
Signature

Jan Simon, Executive Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)